Exhibit 99.6
PricewaterhouseCoopers AS
Postboks 748, Sentrum
NO-0106 Oslo
Telephone 02316
Facsimile 23161000
www.pwc.com
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (File Numbers 333-124095, 333-137771, 333-140456) of Eksportfinans ASA of our report dated 7 May 2009 relating to the financial statements, which appears in this Form 6-K.
/s/ PricewaterhouseCoopers AS
May 7, 2009
Oslo, Norway
Offices: Alta Arendal Bergen Bodø Drammen Egersund Florø Fredrikstad Førde Gardermoen Gol Hamar Hammerfest Hardanger Harstad Haugesund Kongsberg Kongsvinger Kristiansand Lyngseidet Mandal Mo i Rana Molde Mosjøen Måløy Oslo Sandefjord Sogndal Stavanger Stryn Tromsø Trondheim Tønsberg Ulsteinvik Ålesund
PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organization
Members of Den norske Revisorforening | Foretaksregisteret: NO 987 009 713
www.pwc.no